UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66709

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: North Point Mergers and Acquisitions Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

580 California Street, Suite 2000
(No. and Street)

San Francisco	CA	94101
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Jacquin	415-860-3003	djacquin@nptma.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jones, Maresca & McElwaney, P.A.
(Name – if individual, state last, first, and middle name)

10500 Little Patuxent Parkway, Suite 770	Columbia	MD	21044
(Address)	(City)	(State)	(Zip Code)

2/24/2009	3430
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Jacquin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of North Point Mergers and Acquisitions, Inc., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Director

GARY HIRSCH
COMM. #2332623
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Exp. Aug. 26, 2024

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JM&M
CERTIFIED PUBLIC ACCOUNTANTS

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
Fax: (301) 596-5471

Report of Independent Registered Public Accounting Firm

To the President
North Point Mergers and Acquisitions, Inc.
San Francisco, CA

Opinion on the Financial Statements

We have audited the accompanying balance sheet of North Point Mergers and Acquisitions, Inc. as of December 31, 2022, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of North Point Mergers and Acquisitions, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of North Point Mergers and Acquisitions, Inc.'s management. Our responsibility is to express an opinion on North Point Mergers and Acquisitions, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to North Point Mergers and Acquisitions, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The following supplemental information on pages 17 through 23 has been subjected to audit procedures performed in conjunction with the audit of North Point Mergers and Acquisitions, Inc.'s financial statements:

1. Computation of Net Capital under Rule 17 C.F.R. § 240.15c3-1 of the Securities and Exchange Commission;
2. Reconciliation of Unaudited FOCUS Report to the Audited Statement of Financial Condition; and
3. Schedule of Assessment and Payments [Securities Investor Protection Corporation General Assessment Reconciliation (Form SIPC-7)].

The supplemental information is the responsibility of North Point Mergers and Acquisitions, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital under Rule 17 C.F.R. § 240.15c3-1 of the Securities and Exchange Commission; Reconciliation of Unaudited FOCUS Report to the Audited Statement of Financial Condition; and the Schedule of Assessment and Payments are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as North Point Mergers and Acquisitions, Inc.'s (successor entity) auditor from 2020-2022, North Point Advisors, Inc.'s (succeeding entity) auditor in 2019 and as North Point Advisors, LLC's (succeeding entity) auditor from 2006-2018.

JM&M

Columbia, MD
February 28, 2023

NORTH POINT MERGERS AND ACQUISITIONS, INC.
BALANCE SHEET
DECEMBER 31, 2022

ASSETS

CURRENT ASSETS	
Cash	$ 10,614,409
Accounts receivable	83,213
Employee advances	701,376
Due from affiliates	67,737,697
Client reimbursable expenses	347,153
Prepaid expenses and deposits	71,819
Total Current Assets	79,555,667
OTHER ASSETS	
Right-of-use asset	2,548,926
Deferred income tax asset	345,000
Total Other Assets	2,893,926
TOTAL ASSETS	$ 82,449,593

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 977,327
Accrued tax liability	2,237,442
Operating lease liability, current portion	746,376
Total Current Liabilities	3,961,145
NON-CURRENT LIABILITIES	
Operating lease liability, net of current portion and discount	1,931,744
TOTAL LIABILITIES	5,892,889
STOCKHOLDER'S EQUITY	
Common stock, $.001 par value, 1,000,000 authorized, issued and outstanding shares	1,000
Additional paid-in-capital	27,999,000
Retained earnings	48,556,704
TOTAL STOCKHOLDER'S EQUITY	76,556,704
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 82,449,593

The accompanying notes are an integral part of these financial statements.

NORTH POINT MERGERS AND ACQUISITIONS, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2022

REVENUE		
Advisory fees	$	52,039,836
Interest income		670,672
Total Revenue		52,710,508
EXPENSES		
Compensation		13,785,195
Benefits and taxes		1,546,445
Professional fees		10,068,914
Occupancy		756,270
Office expenses		2,491,008
Travel, entertainment and business development		3,564,354
Data and analytics		349,286
Repairs and maintenance		267,014
Contributions		567,781
Aircraft expenses		3,223,635
Licenses and fees		208,366
Fines and penalties		11,069
Total Expenses		36,839,337
NET INCOME BEFORE TAXES		15,871,171
INCOME TAXES		
Current taxes		4,202,436
Deferred taxes		(18,000)
Total Income Taxes		4,184,436
NET INCOME	$	11,686,735

The accompanying notes are an integral part of these financial statements.

NORTH POINT MERGERS AND ACQUISITIONS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2022

	Common Stock Shares	Common Stock Amount	Additional Paid-in-Capital	Retained Earnings	Total
BALANCE, December 31, 2021	1,000,000	$ 1,000	$ 27,999,000	$ 36,869,969	$ 64,869,969
NET INCOME	-	-	-	11,686,735	11,686,735
BALANCE, December 31, 2022	1,000,000	$ 1,000	$ 27,999,000	$ 48,556,704	$ 76,556,704

The accompanying notes are an integral part of these financial statements.

NORTH POINT MERGERS AND ACQUISITIONS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 11,686,735
Adjustments to reconcile net income	
to net cash used for operating activities	
Deferred income tax	(18,000)
Changes in assets and liabilities:	
Increase in accounts receivable	(52,002)
Increase in employee advances	(145,155)
Increase in due from affiliates	(17,276,850)
Increase in client reimbursable expenses	(33,696)
Decrease in prepaid expenses and deposits	10,805
Increase in right-of-use asset	(1,364,996)
Increase in accounts payable and accrued expenses	255,229
Increase in accrued tax liability	1,816,021
Decrease in unearned revenue	(54,280)
Increase in operating lease liability	1,381,716
Net Cash Used for Operating Activities	(3,794,473)
NET DECREASE IN CASH	(3,794,473)
CASH, beginning of year	14,408,882
CASH, end of year	$ 10,614,409

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

North Point Mergers and Acquisitions, Inc., a Delaware corporation (the "Company"), was formed on November 13, 2018. The Company is a wholly owned subsidiary of North Point Management Group, LLC; a Delaware limited liability company (the "Parent"). The Parent is owned 50% each by David Trust, dated December 1, 2020, and Heidi Trust, dated November 12, 2020. The Company engages in investment banking, primarily as a financial advisor in mergers and acquisitions transactions. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the Public Company Accounting Oversight Board ("PCAOB").

Basis of Presentation

The accompanying financial statements are those of North Point Mergers and Acquisitions, Inc. and are not intended to be consolidated with its Parent.

Cash

The Company maintains its cash deposits in bank accounts with various financial institutions which, at times, may exceed the Federal Deposit Insurance Corporation's ("FDIC") insurance limit of $250,000 and the Securities Investor Protection Corporation's ("SIPC") insurance limit of $500,000. As of December 31, 2022, the Company had cash that exceeded the FDIC insured limit by approximately $10,000,000. However, the Company has not experienced any losses in such accounts and management believes it is not exposed to any significant credit risk on cash.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from account balances outstanding at year end. Annually, management determines if an allowance for doubtful accounts is necessary based upon a review of outstanding receivables, historical collection of information and existing economic conditions. Accounts deemed uncollectible are charged off based on specific circumstances of the parties involved. As of December 31, 2022, management has determined that all accounts receivable are collectible within one year or less; therefore, an allowance for doubtful accounts has not been established.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Client Reimbursable Expenses

Client reimbursable expenses are out-of-pocket expenditures incurred by the Company, which relate to investment banking services provided to clients. Pursuant to the terms of contractual agreements, these expenses will be recouped from the clients. The provision for doubtful accounts for client reimbursable expenses is based on an assessment of how many client's contractual agreements will successfully close. All client reimbursable expenses as of December 31, 2022, are considered fully collectible by management. Therefore, no allowance for doubtful accounts has been recorded as of December 31, 2022.

Revenue Recognition

The Company's primary source of revenue is from contracts with customers in the form of advisory fees and fairness opinion fees. When a new client is acquired, an engagement letter is issued for the scope of the contract. Occasionally, the contract is entered into verbally. The fees for these contracts represent revenue earned for investment banking services provided to the Company's clients, which is recognized at the time the services are completed.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – INCOME TAXES

The Company records income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

NOTE 3 – INCOME TAXES – continued

The Company follows the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*, which clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements. Topic 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

On an annual basis, management evaluates the financial statement effects, if any, of income tax positions taken or expected to be taken on its income tax return. Management evaluates the likelihood that, upon examination by the relevant taxing jurisdictions, those income tax positions would be sustained. Based upon that evaluation, if it were more than 50% probable that a material amount of income tax would be recognized at the entity level upon examination by the relevant taxing jurisdictions, a liability would be recognized in the accompanying balance sheet along with any interest and penalties that would result from that assessment. There were no unrecognized tax benefits as of December 31, 2022.

The following table presents the current and deferred income tax provision (benefit) for federal and state as of December 31, 2022:

Current:	
Federal	$ 3,393,857
State	808,579
	4,202,436
Deferred:	
Federal	(18,000)
State	-
	(18,000)
Total Income Tax Expense	$ 4,184,436

The Company's income tax filing may not be subject to audit by federal and state taxing authorities for years beginning before January 1, 2019.

NOTE 3 – INCOME TAXES - continued

Current income taxes (benefits) are based upon the year ended December 31, 2022's income taxable for federal, state and foreign tax reporting purposes. Deferred income taxes (benefits) are provided for certain income and expenses, which are recognized in different periods for tax and financial reporting purposes. Deferred tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income.

Significant components of the Company's net deferred tax asset or liability as of December 31, 2022, are as follows:

Deferred Tax Assets:		
State income tax, net of federal rate	$	267,354
Deferred rent		48,969
Marketing expenses		28,677
Net Deferred Tax Assets	$	345,000

In assessing the valuation of the net deferred tax assets at December 31, 2022, management considered whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

A reconciliation of the expected tax computed at the U.S. statutory federal income tax rate to the total provision for income taxes is as follows:

Expected tax at 21%	$	3,334,027
State income tax expense, net of federal tax		500,236
Non-deductible expenses		350,173
Provision for income tax	$	4,184,436

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital shall not exceed 15 to 1 or 6 2/3%. As of December 31, 2022, the Company had net capital totaling $7,270,446, of which $7,047,515 was in excess of its required net capital balance of $222,931. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2022, was 0.46 to 1.

NOTE 5 - OPERATING LEASE AGREEMENTS

The Company accounts for its leases under ASC 842, *Leases*. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the balance sheet as both a right-of-use asset and operating lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. The Company's incremental borrowing rate is based on the rate of interest that it would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. Operating lease liabilities are increased by interest and reduced by payments each period, and the right-of-use asset is amortized over the lease term. For operating leases, interest on the operating lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term. Variable lease expenses, if any, are recorded when incurred.

In calculating the right-of-use asset and operating lease liability, the Company elected to combine lease and non-lease components. The Company also elected not to recognize right-of-use assets and operating lease liability on short-term leases, defined as having initial terms of 12 months or less. The Company recognizes rent expense for all leases on a straight-line basis over the lease term.

The Company leases office space in San Francisco, CA through an operating lease agreement, which commenced on April 1, 2018, and expires on May 31, 2024. The Company pays a monthly rental amount, plus its pro rata share of property taxes, insurance, and common area expenses. The Company's incremental borrowing rate for this lease was determined to be 5.4735%.

The Company also leases office space in New York City, NY through an operating lease agreement, which commenced on January 1, 2023, and expires on June 30, 2030. The Company pays a monthly rental amount, plus property taxes, insurance, and its pro rata share of common area expenses. The Company's incremental borrowing rate for this lease was determined to be 6.8%.

As of December 31, 2022, the weighted average remaining lease term for the above operating leases is 5.56 years and the weighted average discount rate is 6.45%. Total lease expense for the year ended December 31, 2022, was $756,270.

NOTE 5 - OPERATING LEASE AGREEMENT – continued

A reconciliation of the undiscounted cash flows due on the Company's lease liability to the operating lease liability recognized in the balance sheet as of December 31, 2022, is as follows:

	San Francisco	New York	Total
2023	$ 580,114	$ 166,262	$ 746,376
2024	244,684	332,524	577,208
2025	-	332,524	332,524
2026	-	332,524	332,524
2027	-	332,524	332,524
Thereafter	-	859,490	859,490
Total undiscounted lease payments	$ 824,798	$ 2,355,848	$ 3,180,646
Less: discount	(33,090)	(469,436)	(502,526)
Total Lease Liability	$ 791,708	$ 1,886,412	$ 2,678,120

The Company has entered into an agreement to relocate its office in San Francisco to a larger space within the same building. The lease is scheduled to commence on March 1, 2023, and is scheduled to expire on December 31, 2033. The Company has entered into an agreement to lease an office in Houston, Texas. This lease is scheduled to commence on March 1, 2023, and is scheduled to expire on February 28, 2028. The present value has not been calculated for these right-of-use assets, as the lease commencement dates have not yet been finalized.

Estimated future undiscounted lease payments on these operating leases are as follows as of December 31, 2022:

	San Francisco Relocation	Houston	Total
2023	$ 146,810	$ 28,753	$ 175,563
2024	1,333,816	34,503	1,368,319
2025	1,373,831	34,503	1,408,334
2026	1,415,045	37,040	1,452,085
2027	1,457,497	37,548	1,495,045
Thereafter	8,985,347	6,258	8,991,605
Total Undiscounted Lease Payments	$14,712,346	$ 178,605	$14,890,951

NOTE 6 - RELATED PARTY TRANSACTIONS

The following are related party transactions with entities related to the Company by common ownership.

North Point Aviation, LLC ("NPAV"), was formed on January 12, 2007. The certificate of formation was filed with the State of Delaware on October 16, 2008. NPAV was formed as a holding company for the Company's aircraft, which is considered a non-allowable asset for a broker-dealer. The operating income and expenses of the aircraft, excluding depreciation, are included in the accompanying financial statements as aircraft expenses used to service the Company's clients. For the year ended December 31, 2022, the total amount of aircraft-related expenses recorded in the statement of income totaled $3,223,635. As of December 31, 2022, the amount due from NPAV totaled $2,745,632 including accrued interest of $82,161.

North Point Investment Portfolio, LLC ("NPIP"), a Delaware limited liability company, was formed on September 15, 2008. NPIP was formed as a holding company for the investment assets that are non-allowable for a broker-dealer. As of December 31, 2022, the amount due from NPIP totaled $62,367,079 including accrued interest of $1,584,455.

As of December 31, 2022, the amount due from the Parent totaled $2,624,986 including accrued interest of $102,061.

Interest on the above related party receivables accrues annually at 1% on the outstanding balances, which are scheduled to mature on December 31, 2023.

In addition, there were employee advances totaling $701,376 that were due to the Company; of which $694,672 was due from the Company's Managing Director as of December 31, 2022, for expenses paid by the Company on his behalf.

NOTE 7 - RETIREMENT PLAN

The Company established a 401(k) retirement plan that is available to all eligible employees who elect to participate. Employees must be eighteen years of age. The participants can make voluntary salary reduction contributions subject to the limits and provisions of the Internal Revenue Code. The Company did not contribute to the plan during the year ended December 31, 2022.

NOTE 8 - CONCENTRATION OF RISK

For the year ended December 31, 2022, six customers, out of a total of twenty-five customers, accounted for approximately 59% of the Company's revenue and three customers accounted for approximately 46% of revenue.

NOTE 9 - SUBSEQUENT EVENTS

In preparing these financial statements, the Company's management has evaluated events and transactions for potential recognition or disclosure through February 28, 2023, the date the financial statements were available to be issued. Except for the schedules lease commencements as noted in Note 5, there were no additional events or transactions, that were discovered during the evaluation that required further recognition or disclosure in the financial statements.

SCHEDULE 1

NORTH POINT MERGERS AND ACQUISITIONS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 17 C.F.R. § 240. 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2022

COMPUTATION OF NET CAPITAL

1	Stockholder's equity from balance sheet	$	76,556,704
3	Total ownership equity qualified for net capital		76,556,704
6	Deductions		
	Non-allowable assets		
	Due from affiliates		67,737,697
	Other assets		1,548,561
6a	Total non-allowable assets		69,286,258
8	Net capital before haircuts on securities		7,270,446
9e	Less: haircuts on other securities		-
10	Net Capital		7,270,446

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11	Minimum capital requirement (6-2/3% of aggregate indebtedness)	222,931
12	Minimum dollar net capital requirement	5,000
13	Net capital requirement (greater of line 11 or 12)	222,931
14	Excess net capital (line 10 less line 13)	7,047,515
15	Net capital less 10% of line 19	6,936,050

COMPUTATION OF AGGREGATE INDEBTEDNESS

17	Accounts payable, and accrued liabilities, and other		3,343,963
19	Aggregate indebtedness	$	3,343,963
20	Ratio: Aggregate indebtedness to net capital		45.99%

See Schedule 2 for the reconciliation of the Company's unaudited FOCUS Report as of December 31, 2022, to the audited balance sheet.

SCHEDULE 2

NORTH POINT MERGERS AND ACQUISITIONS, INC.
RECONCILIATION OF UNAUDITED FOCUS REPORT
TO THE AUDITED BALANCE SHEET
AS OF DECEMBER 31, 2022

Line		UNAUDITED FOCUS REPORT FORM X-17A-5 PART IIA	AUDIT ADJUSTMENTS		AUDITED BALANCE SHEET
	Assets				
1	Cash and cash equivalents	$ 10,614,409	$ -		$ 10,614,409
9	Due from affiliates	67,067,027	670,670	[a]	67,737,697
10	Right-of-use asset	2,548,926	-		2,548,926
11	Other assets	1,530,561	18,000	[b]	1,548,561
12	Total assets	$ 81,760,923	$ 688,670		$ 82,449,593
	Liabilities				
17	Accounts payable, accrued liabilities and other liabilities	$ 6,891,054	$ (998,165)	[c]	$ 5,892,889
20	Total liabilities	6,891,054	(998,165)		5,892,889
	Ownership Equity				
22	Stockholder's equity	74,869,869	1,686,835		76,556,704
25	Total liabilities and member's equity	$ 81,760,923	$ 688,670		$ 82,449,593

Explanations for audit adjustments:

[a] To increase affiliates' receivables by $670,670 for accrued interest.

[b] To increase deferred tax assets by $18,000.

[c] To increase accounts payable by $5,145, decrease unearned revenue by $54,280, and decrease income taxes payable by $949,030.

SCHEDULE 2
(continued)

NORTH POINT MERGERS AND ACQUISITIONS, INC.
RECONCILIATION OF UNAUDITED FOCUS REPORT
TO THE AUDITED BALANCE SHEET
AS OF DECEMBER 31, 2022

		UNAUDITED FOCUS REPORT FORM X-17A-5 PART IIA	AUDIT ADJUSTMENTS		RECONCILED TO SCHEDULE 1
	Computation of Net Capital				
1	Stockholder's equity from balance sheet	$ 74,869,869	$ 1,686,835		$ 76,556,704
3	Total ownership equity qualified for net capital	74,869,869	1,686,835		76,556,704
6	Deductions				
	Non-allowable assets:				
	Due from affiliates	67,067,027	670,670	[a]	67,737,697
	Client reimbursable expenses, prepaid expenses and deposits, accounts receivable, employee advances, deferred income tax asset	1,530,561	18,000	[b]	1,548,561
6a	Total non-allowable assets	68,597,588	688,670		69,286,258
8	Net capital before haircuts on securities	6,272,281	998,165		7,270,446
9e	Less haircuts on other securities	-	-		-
10	Net Capital	$ 6,272,281	$ 998,165		$ 7,270,446
	Computation of Basic Net Capital Requirements				
11	Net capital requirement (6-2/3% of aggregate indebtedness)	$ 289,475	$ (66,544)		$ 222,931
12	Minimum dollar net capital requirement	5,000	-		5,000
13	Net capital requirement (greater of line 11 or 12)	289,475	(66,544)		222,931
14	Excess net capital (net capital, less net capital requirement)	$ 5,982,806	$ 1,064,709		$ 7,047,515
15	Net capital less 10% of line 19	$ 5,838,068	$ 1,097,982		$ 6,936,050
	Computation of Aggregate Indebtedness				
16	Accounts payable and accrued expenses	4,342,128	$ (998,165)	[c]	$ 3,343,963
19	Aggregate indebtedness	$ 4,342,128	$ (998,165)		$ 3,343,963
20	Ratio: Aggregate indebtedness to net capital	69.23%			45.99%

Explanations for audit adjustments:

[a] To increase affiliates' receivables by $670,670 for accrued interest.
[b] To increase deferred tax assets by $18,000.
[c] To increase accounts payable by $5,145, decrease unearned revenue by $54,280, and decrease income taxes payable by $949,030.

See report of independent registered public accounting firm.

JM&M
CERTIFIED PUBLIC ACCOUNTANTS

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
Fax: (301) 596-5471

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORTING BY A REGISTERED BROKER-DEALER UNDER RULE 17 C.F.R. § 240.15c3-3

To the President
North Point Mergers and Acquisitions, Inc.
San Francisco, CA

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) North Point Mergers and Acquisitions, Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

- private placement of securities;
- selling group participant in public best effort underwritings of corporate securities; and
- business consulting, including mergers and acquisitions, business plan and development, strategic planning, market research and valuation.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry proprietary accounts of broker-dealers ("PAB Accounts", as defined in Rule 15c3-3) throughout the most recent year without exception.

North Point Mergers and Acquisitions, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about North Point Mergers and Acquisitions, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

JM&M

Columbia, MD
February 28, 2023

North Point Mergers & Acquisitions

580 California Street
Suite 2000
San Francisco, CA 94104

Tel: 415.358.3500
Fax: 415.358.3555

Exemption Reporting by a Registered Broker-Dealer under Rule 17 C.F.R. § 240.15c3-3

North Point Mergers and Acquisitions, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

- private placement of securities;
- selling group participant in public best effort underwritings of corporate securities; and
- business consulting, including mergers and acquisitions, business plan; and development, strategic planning, market research and valuation.

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year without exception.

North Point Mergers and Acquisitions, Inc.

I, David Jacquin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

___________________________________ February 28, 2023_

David Jacquin, President Date

See report of independent registered public accounting firm.